UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

Exhibits 1.1, and 5.1 of this Report on Form 6-K of the Registrant are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-205798).

CONTENTS

Exhibits

1.1	Underwriting Agreement, dated December 6, 2017, by and between Attunity Ltd. and William Blair & Company, L.L.C., as representative for several underwriters.
5.1	Opinion of Goldfarb Seligman & Co.
99.1	Press Release: Attunity Ltd. Prices Public Offering Raising Gross Proceeds of $20 Million, dated December 6, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
By: /s/ Dror Harel-Elkayam
Dror Harel-Elkayam Chief Financial Officer and Secretary

Date: December 6, 2017